# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEXTCURE, INC., CIK 0001661059
CUSIP: 65343E108
Title of class of securities: Common Stock par value $0.001 per share
Address of issuer's principal executive offices: 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland (MD), 20705
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000078003

## Reporting persons
- Pfizer Inc. (IRS Identification No.: 13-5315170): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 26,537; shared voting power 131,109; sole dispositive power 26,537; shared dispositive power 131,109; aggregate amount beneficially owned 157,646 (3% of the class)
  Comment: Percent of class outstanding is based on a total of 5,203,290 shares of common stock outstanding, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on Decmeber 11, 2025 (including 1,815,049 shares of common stock issuable upon the exercise of the Pre- Funded Warrants held by the selling stockholders).
- Pfizer Ventures (US) LLC (IRS Indentification No. 82-5524518 ): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 131,109; sole dispositive power 0; shared dispositive power 131,109; aggregate amount beneficially owned 131,109 (2.5% of the class)
  Comment: Percent of class outstanding is based on a total of 5,203,290 shares of common stock outstanding, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on Decmeber 11, 2025 (including 1,815,049 shares of common stock issuable upon the exercise of the Pre- Funded Warrants held by the selling stockholders).

## Item 1. Issuer
Name of issuer: NEXTCURE, INC.
Address of issuer's principal executive offices: 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland, 20705

## Item 2. Person Filing
Name of person filing: Pfizer Inc. ("Pfizer") and Pfizer Venture (US) LLC ("PVUS" and together with Pfizer, the "Reporting Person"). PVUS is a controlled affiliate of Pfizer.
Address of principal business office or, if none, residence: 66 Hudson Boulevard East, New York, NY10001-2192
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the respective responses of the Reporting Persons to Item 9 on the attached cover pages.
Percent of class: See the respective responses of the Reporting Persons to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the respective responses of the Reporting Persons to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the respective responses of the Reporting Persons to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the respective responses of the Reporting Persons to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the respective responses of the Reporting Persons to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pfizer Inc. (IRS Identification No.: 13-5315170): /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (02/13/2026)
- Pfizer Ventures (US) LLC (IRS Indentification No. 82-5524518 ): /s/ Esther Louis, Esther Louis/ Secretary (02/13/2026)